FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F _____       Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

New Found Completes Keats Trench Excavation and Phase 1 Mapping Program, Exposes High-Grade East-West Vein

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 17, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to provide an update on surface trenching at the Keats Zone at its Queensway Project. New Found’s 100%-owned Queensway project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Trench Highlights:

  Excavation of the Keats trench began in mid-August and is now complete, exposing a 200m long by 70m wide area roughly corresponding to the known surface expression of the high-grade segment of the Keats-Baseline Fault Zone, which includes a plethora of veins and vein sets that make up the Keats Zone (Figure 1).
  One particularly notable vein called the East-West Vein (“E-W Vein”) has been uncovered over a 100m long surface expression including a 25m segment that is host to a significant amount of visible gold as shown in Figures 1 & 2. Through drilling, the E-W Vein has been intercepted over a strike length of 300m and down to a vertical depth of 150m, forming an important constituent of the Keats-Baseline Fault Zone. This particularly well-mineralized vein is associated with several key previously disclosed intercepts, shown below in Table 1.
  Prior to the Keats trench, the Keats Zone had only been observed through drill core and modelled in 3D, forming the basis of the Company’s geological model. A high-level first pass mapping program has been completed, broadly confirming the original interpretation but with added structural details not previously recognized in drill-core. This initial phase of work has enhanced the Company’s understanding of the Keats Zone and the controls on high-grade mineralization as seen in the E-W Vein as one example.
  A phase II program of detailed trench mapping and sampling will commence in the spring of 2024, which will lend further validation to the geological model, as well as provide critical insights into the genesis of the Keats Zone and assist in future targeting along the Appleton Fault Zone.
  The Keats Zone starts 3m below surface at bedrock and has been drill-defined over 1.1km of strike and to a depth of 400m. The shallow portion of Keats demonstrates robust grades over significant thicknesses, a hallmark characteristic of the zone.

Greg Matheson, COO of New Found, stated: “Now that the trench is fully excavated, we can see the vein network of this portion of the Keats-Baseline Fault exposed in its entirety. The E-W Vein was one of the last areas to be revealed and provides one of the best demonstrations of gold deposition at Keats. This exposure of the E-W Vein is notable; the consistency and amount of visible gold mineralization found throughout this 25m long segment provides good validation of our model and explains the encouraging results encountered along the vein at depth (Table 1). This vein is well mineralized across its 300m strike length yet forms just a small portion of the overall Keats Main Zone. For reasons we don’t yet understand, the 25m long segment of the E-W Vein highlighted today is particularly enriched and with additional study work, we aim to garner additional insights into why – knowledge that will sharpen our ability for continued successful targeting at Queensway.”

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)	Zone
NFGC-20-23[1]	82.65	124.00	41.35	22.3	Keats Main
Including	93.65	108.2	14.55	57.4
Including	93.65	94.00	0.35	1120
Including	101.80	104.40	2.60	140.8
Including	118.85	123.40	4.55	15.2
NFGC-20-37[2]	9.00	19.30	10.30	25.0	Keats Main
NFGC-20-41[2]	11.70	22.10	10.40	22.5	Keats Main
Including	13.00	16.70	3.70	58.9
NFGC-20-59[2]	38.65	43.30	4.65	131.1	Keats Main
NFGC-21-80[1]	49.45	88.50	39.05	25.8	Keats Main
Including	62.70	72.80	10.10	58.5
Including	78.65	88.50	9.85	39.5
Table 1: Keats E-W vein associated intervals

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be [1]70% to 95% and [2]40% to 70% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Grades have not been capped in the averaging and intervals are reported as drill thickness. Full details of drill holes previously released: NFGC-20-23 (see press release October 27, 2020); NFGC-20-37 (see press release February 11, 2021); NFGC-20-41 (see press release January 11, 2021); NFGC-20-59 (see press release May 4, 2021); NFGC-21-80 (see press release March 10, 2021).

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated November 17, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $71.4 million as of November 6, 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to surface trenching at the Keats Zone, excavation of the Keats trench, the detailed mapping and sampling program, and the timing and benefits of same; exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the interpretation of drilling and exploration results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project;; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration and drilling programs, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available at SEDAR+ (www.sedarplus.ca), the Canadian Securities Administrators’ national system that all market participants use for filings and disclosure, for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
ckettell@newfoundgold.ca
+1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: November 17, 2023	By:	/s/ Collin Kettell
Chief Executive Officer